Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated October 28, 2026, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of the Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional advisor immediately. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

ULTRALIFE CORPORATION

a Delaware corporation

at

$16.00 per share, payable in cash

Pursuant to the Offer to Purchase dated October 28, 2026

by

ENERSYS MERGERSUB INC.

a wholly owned subsidiary of

ENERSYS

EnerSys Mergersub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of EnerSys, a Delaware corporation (“EnerSys”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Ultralife Corporation, a Delaware corporation (“Ultralife”), in exchange for $16.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related tender offer materials, as each may be amended, supplemented or otherwise modified from time to time, the “Offer”).

Tendering stockholders who are record owners of their Shares and who tender Shares directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 3, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 27, 2026 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among EnerSys, Merger Sub and Ultralife. The Merger Agreement provides, among other things, that, as soon as practicable following Merger Sub’s acceptance for payment of all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the date and time of such acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Ultralife (the “Merger”) without a vote of the stockholders of Ultralife in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Ultralife continuing as the surviving corporation and a wholly owned subsidiary of EnerSys. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Ultralife or owned by EnerSys, Merger Sub or any other subsidiary of EnerSys, Shares irrevocably accepted for purchase in the Offer and Shares held by any person who is entitled to and properly demands appraisal of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest and subject to reduction for any applicable withholding taxes. As a result of the Merger, Ultralife will cease to be a publicly traded company and will become a wholly owned subsidiary of EnerSys. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been validly terminated (the “Termination Condition”); (B) satisfaction of the Minimum Condition (as defined below); (C) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and receipt of clearance under the United Kingdom National Security and Investment Act 2021 (the “NSIA”); (D) receipt of any required clearance, approval, consent or decision, or expiration or termination of any required waiting period, under applicable law of any jurisdiction other than the United States; (E) the absence of any law or order enjoining, restraining, preventing or prohibiting the making of the Offer or the consummation of the Offer or the Merger; (F) compliance in all material respects with obligations, covenants and agreements under the Merger Agreement; and (G) the absence of a continuing Material Adverse Effect (as defined in the Merger Agreement). The Minimum Condition requires that there have been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its affiliates, represent at least one Share more than 50% of the Shares issued and outstanding at the Acceptance Time. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Board of Directors of Ultralife has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Ultralife and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Ultralife accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”).

On the date of the Offer to Purchase, Ultralife will file its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to Ultralife stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the reasons of the Board of Directors of Ultralife for approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Merger Agreement contains provisions to govern the circumstances in which Merger Sub is permitted to extend the Offer. Specifically, the Merger Agreement provides that (i) if, on the then-scheduled Expiration Date (as defined in the Offer to Purchase), the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied (and, in the case of any Offer Condition that by its nature is to be satisfied at the Acceptance Time, is not then capable of being satisfied) or waived by EnerSys or Merger Sub, if permitted under the Merger Agreement, Merger Sub may extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each, the length of each such period to be determined by EnerSys (or such longer period as may be agreed by Ultralife and EnerSys), in order to permit the satisfaction of such Offer Conditions; and (ii) Merger Sub may extend the Offer for the minimum period required by applicable law, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Stock Market LLC (“Nasdaq”) or its staff. In no event will Merger Sub be required to extend the Offer beyond the Outside Date (as defined below).

Any extension of the Offer will be followed by a public announcement thereof, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Either Ultralife or EnerSys may terminate the Merger Agreement at any time prior to the Acceptance Time if the Acceptance Time has not occurred on or before April 27, 2027 (as it may be extended, the “Outside Date”); provided that, if on such date all of the Offer Conditions (other than those relating to the HSR Act, the NSIA or any other antitrust law) have been satisfied or waived, the Outside Date may be extended by EnerSys or Ultralife for one additional period of 60 days and, if the only remaining unsatisfied conditions at the end of that period relate solely to HSR Act, NSIA or other antitrust law approvals or clearances, for one further period of 60 days.

Subject to the applicable rules and regulations of the SEC, Merger Sub expressly reserves the right to increase the Offer Price, waive any Offer Condition and modify any of the other terms and conditions of the Offer, except that, without the prior written consent of Ultralife, Merger Sub is not permitted to: (i) reduce the Offer Price; (ii) change the form of consideration payable in the Offer, other than to add additional consideration; (iii) decrease the number of Shares sought to be purchased in the Offer; (iv) waive or change the Minimum Condition; (v) impose conditions to the Offer other than the Offer Conditions; (vi) extend the Expiration Date, except as otherwise required or expressly permitted by the Merger Agreement; (vii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (viii) take any action (or fail to take any action) that would result in the Merger not being permitted under Section 251(h) of the DGCL; or (ix) modify any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of EnerSys or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Merger Agreement does not contemplate a subsequent offering period for the Offer.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Merger Sub will (i) promptly after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after the Acceptance Time, deposit, or cause to be deposited, with the Depositary cash sufficient to pay the aggregate Offer Price for such Shares. For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not validly withdrawn) if and when Merger Sub gives oral or written notice to the Depositary of its acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will EnerSys or Merger Sub pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

Shares tendered pursuant to the Offer may be withdrawn at any time until the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, pursuant to Section 14(d)(5) of the Exchange Act, may also be withdrawn at any time after December 27, 2026 which is the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Merger Sub will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Merger Sub’s determination will be final and binding. None of EnerSys, Merger Sub, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Ultralife has provided EnerSys with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Ultralife and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. The term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Accordingly, a U.S. Holder who exchanges Shares for cash in the Offer or the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger, respectively. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash pursuant to the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other related tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Merger Sub nor EnerSys will pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Stockholders may call toll free: (866) 388-7535

Banks and Brokers may call collect: (212) 931-0845

October 28, 2026